UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of May, 2010

Commission

File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

contax

Consolidated Earnings Release

Rio de Janeiro, May 04, 2010

2010

1Q10

IR Contacts

Rodrigo Cuesta
+ 55 (21) 3131 - 0692

Bruno Priuli
+ 55 (21) 3131 - 0486

Michel Sarkis
+ 55 (21) 3131 - 0009

CTAX3: R$ 31.09

CTAX4: R$ 24.60

CTXNY: US$ 2.68

Market Cap: R$ 1,620.2 million

Contax Participações S.A. (Bovespa: CTAX3, CTAX4; OTC: CTXNY) hereby announces its results for the first quarter of 2010 (1Q10).

The 1Q10 financial information in this report has already been adjusted in accordance with Law 11,638/07, containing all the adjustments to the financial statements regulated by the CVM (Brazilian Securities and Exchange Commission) and the CPC (Accounting Pronouncements Committee) in 2010.

Contents

About Contax	2
Highlights	3
Key Figures	3
Financial Performance	4
Net Operating Revenue (NOR)	4
Costs and Expenses	6
EBITDA	8
Depreciation	11
Net Financial Result	11
Net Income	11
Net Cash	12
Investments (CAPEX)	13
Share Performance	13
Attachments	15
1. Income Statement	15
2. Balance Sheet	16
3. Cash Flow Statement	17
4. EBITDA Reconciliation	18
5. Net Cash Reconciliation	18
Disclaimer	18

About Contax

Contax S.A. (“Contax”), a subsidiary of Contax Participações S.A., is one of the largest corporate service companies in Brazil and a leader in the contact center and debt collection industries with a rapidly growing service portfolio, in order to become the only Business Process Outsourcing (BPO) Company with broad expertise in customer relationship management (CRM). By providing customized consulting services that differentiate it from competitors, Contax is an integral part of its clients’ ecosystem and delivery chain and helps them make the most of their business.

Currently, Contax operates predominantly in the customer service, debt collection, telemarketing, retention, back-office and technology service segments. The Company has 71 clients and its business strategy is focused on the development of long-term relationships with large companies in diverse market sectors that use its services, including telecommunications, finance, utilities and retail, among others. In March 2010, the Company had 79.4 thousand employees in 30 contact centers in 7 Brazilian states and the Federal District.

In addition to those of Contax S.A., the consolidated results of Contax Participações S.A. presented herein include the results of Todo Soluções em Tecnologia (Todo!).

1Q10 Highlights

Net Operating Revenue (NOR) totaled R$ 556.6 million, 12.8% up year-on-year and 4.8% less than 4Q09.
EBITDA came to R$ 64.5 million, an 18.7% improvement over 1Q09 and 46.9% less than the previous quarter.
The Company posted Net Income of R$ 23.5 million, 53.4% up year-on-year and 62.5% down on 4Q09.
The company contracted two new long-term financing lines from the BNDES and BNB, amounting to R$ 323.6 million and R$ 51.0 million, respectively.
On April 28, 2010, the Annual Shareholders’ Meeting approved both the 2009 Financial Statements and distribution of dividends totaling R$ 90 million.

In 1Q10, Contax received three awards for service quality excellence: the Atendimento de Ouro award, conferred by the Brazilian Association of Business-Client Relations (ABRAREC), and the IRC+ 2010 award in two categories related to the company’s debt collection operations.

Key Figures

Quarterly Data					1Q10 vs. 4Q09	1Q10 vs. 1Q09
Key Figures		1Q10	4Q09	1Q09	Δ%	Δ%
Net Revenues	R$ million	556.6	584.8	493.4	-4.8%	12.8%
EBITDA	R$ million	64.5	121.4	54.3	-46.9%	18.7%
EBITDA Margin	(%)	11.6%	20.8%	11.0%	-9.2p.p.	0.6p.p.
Net Income	R$ million	23.5	62.6	15.3	-62.5%	53.4%
Cash**	R$ million	345.9	357.9	313.8	-3.3%	10.2%
Debt*	R$ million	201.4	218.6	239.7	-7.9%	-16.0%
Net Cash*	R$ million	171.5	165.8	74.0	3.4%	131.7%
CAPEX	R$ million	21.7	49.2	51.5	-56.0%	-57.9%
Workstations*	(quantity)	35,222	34,820	32,610	1.2%	8.0%
Employees*	(quantity)	79,393	78,200	74,721	1.5%	6.3%

* Final position in each period
** Current Assets’ Cash and Cash Equivalent only

Financial Performance

Quarterly Data				1Q10 vs. 4Q09	1Q10 vs. 1Q09
R$ thousands	1Q10	4Q09	1Q09	Δ%	Δ%
Net Revenues	556,647	584,799	493,358	-4.8%	12.8%
Costs of Services Rendered	(450,709)	(422,230)	(402,692)	6.7%	11.9%
Personnel	(367,166)	(334,705)	(316,207)	9.7%	16.1%
Third-party	(56,470)	(62,861)	(58,892)	-10.2%	-4.1%
Rent and Insurance	(23,533)	(22,127)	(24,188)	6.4%	-2.7%
Other	(3,540)	(2,537)	(3,405)	39.5%	4.0%
SG&A	(35,417)	(37,412)	(34,316)	-5.3%	3.2%
Other Oper. Inc. & Expenses, net	(6,017)	(3,794)	(2,002)	58.6%	200.5%
EBITDA	64,504	121,363	54,348	-46.9%	18.7%
Depreciation & Amortization	(29,105)	(28,324)	(28,056)	2.8%	3.7%
EBIT	35,400	93,039	26,292	-62.0%	34.6%
Financial Result, net	54	(3,370)	(2,107)	n.m.	n.m.
Other Revenues (Expenses)	-	(690)	-	n.m.	n.m.
Income before Income Tax	35,454	88,979	24,185	-60.2%	46.6%
Income Tax & Social Contribution	(11,871)	(26,393)	(9,133)	-55.0%	30.0%
Minority Interest	(97)	47	255	n.m.	n.m.
Net Income	23,486	62,633	15,307	-62.5%	53.4%

n.m. not measured

Net Operating Revenue (NOR)

NOR totaled R$ 556.6 million in 1Q10, 12.8% up on 1Q09, or R$ 63.3 million in absolute terms, chiefly due to: i) the increased volume of operations with existing clients (R$ 40.3 million); ii) contractual adjustments to reflect cost hikes (R$ 20.7 million); iii) new business in several segments, including utilities, financial, services and retail (R$ 2.3 million).

In comparison with 4Q09, the 4.8%, or R$ 28.2 million, reduction was basically due to the absence of non-recurring revenue and retroactive price increases that positively affected 4Q09 revenue (R$ 22.0 million), and the typical seasonality of the first quarter, in which business volume is traditionally lower than in the last three months of the year (R$ 8.2 million), partially offset by price adjustments to certain contracts (R$ 2.0 million).

In product terms, Customer Service accounted for the majority of NOR, with 63.7% of the 1Q10 total, 0.9 p.p. up year-on-year and 1.0 p.p. more than the previous three months. Telemarketing / Retention accounted for 17.3% of NOR, 0.1 p.p. up year-on-year and 2.0 p.p. higher than in 4Q09, while Debt Collection accounted for 14.8%, 0.3 p.p. down on 1Q09 and 1.3 p.p. less than the previous quarter.

Costs and Expenses

Quarterly Data				1Q10 vs. 4Q09	1Q10 vs. 1Q09
Costs and Expenses R$ (thousands)	1Q10	4Q09	1Q09	Δ%	Δ%
Net Operating Revenue (NOR)	556,647	584,799	493,358	-4.8%	12.8%
Total Costs and Expenses	(492,143)	(463,436)	(439,011)	6.2%	12.1%
% of NOR	88.4%	79.2%	89.0%	9.2p.p.	-0.6p.p.
Costs of Services Rendered	(450,709)	(422,230)	(402,692)	6.7%	11.9%
% of NOR	81.0%	72.2%	81.6%	8.8p.p.	-0.6p.p.
Personnel	(367,166)	(334,705)	(316,207)	9.7%	16.1%
Third-party	(56,470)	(62,861)	(58,892)	-10.2%	-4.1%
Rent and Insurance	(23,533)	(22,127)	(24,188)	6.4%	-2.7%
Other	(3,540)	(2,537)	(3,405)	39.5%	4.0%
SG&A	(35,417)	(37,412)	(34,316)	-5.3%	3.2%
% of NOR	6.4%	6.4%	7.0%	0.0p.p.	-0.6p.p.
Other Oper. Income and Expenses	(6,017)	(3,794)	(2,002)	58.6%	200.5%
% of NOR	1.1%	0.6%	0.4%	0.5p.p.	0.7p.p.

Costs and expenses totaled R$ 492.1 million in the first quarter of 2010, 12.1% up year-on-year, reflecting the increase in operational volume, given that the vast majority of costs and expenses are variable and directly related to the volume of business. As a percentage of NOR, however, they dipped by 0.6 p.p. from 89.0%, in 1Q09, to 88.4%, chiefly due to reduced costs and expenses related to specialized business-support services and lower site rental costs.

In the quarter-over-quarter comparison, costs and expenses increased by 6.2%, despite the 4.8% reduction in NOR. As a result, costs and expenses moved up by 9.2 p.p. as a percentage of NOR, from 79.2%, in 4Q09, to 88.4% in 1Q10, mainly due to the absence of non-recurring revenue and retroactive price increases that impacted the fourth quarter of 2009, decreasing the cost and expense base in relation to revenue in that quarter, plus pay increases in January that have yet to be offset by revenue, given that contractual price negotiations with major clients have not yet been concluded, or have upcoming anniversary dates.

A more detailed breakdown of the Company’s costs and expenses follows below.

Cost of Services Rendered

1Q10 versus 1Q09

The Cost of Services Rendered totaled R$ 450.7 million in 1Q10, 11.9% or R$ 48.0 million up year-on-year, although there was a reduction of 0.6 p.p. in percentage-of-NOR terms from 81.6%, in 1Q09, to 81.0%.

• Personnel: increase of R$ 51.0 million, or 16.1%, basically reflecting: i) pay rises resulting from the collective bargaining agreements (R$ 25.4 million); and ii) the increase in the workforce thanks to the higher volume of services rendered (R$ 24.4 million).

• Third-party Services: reduction of R$ 2.4 million, or 4.1%, essentially explained by the decline in specialized third-party services, such as consulting and technical business-support services.

• Rent and Insurance: reduction of R$ 0.7 million, or 2.7%, reflecting the reduced rental of third-party infrastructure to meet client demand while the expansion of the Company’s own operations had not yet been concluded.

1Q10 versus 4Q09

The Cost of Services Rendered increased by R$ 28.5 million, or 6.7%, between 4Q09 and 1Q10, and by 8.8 p.p. in percentage-of-NOR terms, from 72.2%, in 4Q09, to 81.0%.

• Personnel: growth of R$32.5 million, or 9.7%, pay rises resulting from the collective bargaining agreements (R$ 25.4 million) and the increase in the workforce (R$ 5.5 million) to cope with future operational growth.

• Third-party Services: reduction of R$ 6.4 million, or 10.2%, chiefly due to the decrease in infrastructure maintenance and facilities-related services (electricity, security, cleaning and building maintenance) and the decline in specialized third-party services, such as consulting and technical business-support services.

• Rent and Insurance: increase of R$ 1.4 million, or 6.4%, reflecting the rental of new Company sites and the expansion of existing ones.

Selling, General and Administrative Expenses

1Q10 versus 1Q09

SG&A Expenses totaled R$ 35.4 million in the 1Q10, 3.2%, or R$ 1.1 million, up on 1Q09, essentially due to the increase in personnel expenses caused by the expansion of the management team, partially offset by the reduction in expenses related to specialized business-support services and marketing.

1Q10 versus 4Q09

First-quarter SG&A expenses fell by R$ 2.0 million, or 5.3%, over 4Q09, chiefly due to lower expenses from specialized business-support services.

Other Operating Revenue and Expenses

Other Operating Revenue and Expenses totaled R$ 6.0 million in 1Q10, R$ 4.0 million up on 1Q09 and R$ 2.2 million more than in the previous quarter, fueled by increased labor contingencies, that in 1Q09 was lower due to an one-off reversal of the provisioned amount, and also due to the higher number of lawsuits as a result of the larger workforce, and the upturn in the average amount provisioned for certain types of lawsuit.

EBITDA1

In general terms, 1Q10 EBITDA was affected by the typical seasonality of the first quarter, when business volume is invariably lower than in the final three months of the year. In addition, January’s pay rises, which affected the Company’s period cost structure, have yet to be offset by revenue given that contractual price negotiations with major clients have not yet been concluded or have upcoming anniversary.

Additionally, overall productivity in the first quarter is reduced by the lower number of working days and fewer calls, which affects the total usage time of the operators.

First-quarter EBITDA totaled R$ 64.5 million, 18.7% up on 1Q09 and 46.9% less than in 4Q09, accompanied by an EBITDA margin of 11.6%, 0.6 p.p. up year-on-year and 9.2 p.p. down on the previous quarter.

The variations in the EBITDA are explained in more detail below.

____________________________________
1EBITDA refers to earnings before taxes, net financial expenses, depreciation, amortization and non-operating expenses. EBITDA is not recognized by BR GAAP, does not represent cash flow for the periods in question and should not be considered as an alternative to net income or as an indicator of performance. However, the Company uses EBITDA to measure its own performance and understands that certain investors and financial analysts also do so.

In comparison with 1Q09, the EBITDA margin widened from 11.0% to 11.6%, the 0.6 p.p. upturn being chiefly due to:

•	Gain of 0.9 p.p. from lower costs and expenses related to specialized third-party services;
•	Gain of 0.5 p.p. from reduced rental costs;
•	Gain of 0.2 p.p. from improved productivity;
•	Loss of 0.8 p.p. from pay rises, which were only partially offset by contractual price increases during 2009 and 1Q10;
•	Loss of 0.5 p.p. from higher provisions for contingencies;
•	Gain of 0.3 p.p. from other costs.

The EBITDA margin narrowed by 9.2 p.p. over 4Q09, from 20.8% to 11.6%, mainly due to: 2

• Loss of 4.2 p.p. from the absence of non-recurring revenue and retroactive price increases in 4Q09;

• Loss of 4.2 p.p. from pay rises, partially offset by certain contractual price increases. Price negotiations regarding the biggest contracts had still not been concluded or had not been renegotiated under annual terms and were not provisioned under revenue.

• Loss of 0.4 p.p. from reduced productivity mainly due to seasonality;

• Loss of 0.3 p.p. from increased provisions for contingencies;

• Loss of 0.1 p.p. from other expenses.

__________________________________
* Pricing Effects: the net effect on the BITDA margin of the difference between contractual price adjustments and adjustments to direct costs (wages, etc.).

Depreciation

Depreciation came to R$ 29.1 million in 1Q10, R$ 1.0 million, or 3.7%, up on 1Q09, reflecting investments in the last 12 months to support business growth. In comparison with 4Q09, depreciation increased by R$ 0.8 million, or 2.8%, due to new investments made in 4Q09 and during 1Q10 to sustain operational growth.

Net Financial Result Net Financial Result

The Net Financial Result was a positive R$ 0.1 million in 1Q10, R$ 2.2 million up year-on-year, and R$ 3.4 million more than in 4Q09, mainly due to reduced interest on BNDES loans and leasing operations thanks to the reduction in the amounts due.

Net Income

Contax posted 1Q10 Net Income of R$ 23.5 million, R$ 8.2 million, or 53.4%, up year-on-year, mainly driven by the R$ 10.2 million increase in EBITDA, detailed previously, and the R$ 2.2 million improvement in the financial result, partially offset by the R$ 1.0 million upturn in depreciation, and the R$ 2.7 million increase in income and social contribution taxes due to higher taxable income.

In comparison with 4Q09, Net Income fell by R$ 39.1 million, or 62.5%, chiefly due to the R$ 56.8 million reduction in EBITDA, as dealt with previously, partially offset by the R$ 3.4 million increase in the financial result and the R$ 14.5 million reduction in income and social contribution taxes due to lower taxable income.

Net Cash 3

Cash and cash equivalents closed 1Q10 at R$ 373.0 million, R$ 11.5 million, or 3.0%, lower than in December 2009.

This reduction can be explained mainly by the use of cash of R$ 35.5 million for the investment program; by the financing activities of the Company, which represented a net disbursement of R$ 15.2 million, which were partially offset by operating cash flow of $ 35.6 million.

Gross debt totaled R$ 201.4 million in March 2010, R$ 17.2 million down on the end of the previous quarter, essentially due to the amortization of BNDES loan installments and leasing contracts.

Net Cash closed the quarter at R$ 171.5 million, R$ 5.7 million, or 3.4%, more than in 4Q09.

______________________________
3Net cash is calculated by subtracting the balance of loans and financing and leasing from the balance of cash and financial investments. Net Cash is not recognized by BR GAAP, does not represent cash flow for the periods in question and should not be considered as an alternative to cash or cash equivalents, nor as an indicator of performance. However, the Company uses net cash to measure its own financial and operating performance and understands that certain investors and financial analysts also do so.

Investments (CAPEX)

Contax invested R$ 21.7 million in 1Q10, 80.1% of which went to the growth of the Company’s business, especially the expansion of the sites in São Paulo, Rio de Janeiro, Pernambuco and the Federal District.

Investments				1Q10 vs. 4Q09	1Q10 vs. 1Q09
R$ (thousands)	1Q10	4Q09	1Q09	Δ%	Δ%
Revenue growth	17,518	45,287	48,779	-61.3%	-64.1%
Reinvestments	3,815	3,097	2,394	23.2%	59.4%
Other	326	846	316	-61.5%	3.2%
Total Investment	21,659	49,230	51,489	-56.0%	-57.9%

Share Performance

The first quarter of 2010 was marked by uncertainties, which hampered the continuing appreciation of the global stock markets. At the beginning of the year, the U.S. government's announcement of restrictions on banking operations and executive bonuses, coupled with the financial deterioration in certain Euro Zone countries (the so-called PIIGS – Portugal, Italy, Ireland, Greece and Spain), resulted in substantial market losses. The Ibovespa reached its lowest point of 62,762 points in February, 11.26% down year-to-date.

As of the second half of February, however, the markets began to recover, thanks to the perception that the PIIGS' financial problems would be resolved by coordinated EU and IMF aid, especially in the case of Greece, which until then had been the worst-hit nation.

The Ibovespa index closed the quarter 2.6% up on the beginning of the year, while the Dow Jones recorded growth of 5.1%. The Company’s common shares (ON) appreciated by 15.7%, while the preferred shares (PN) dropped slightly by 1.6%, which was closely followed by its ADRs that dipped by 0.7%. In spite of the global stock market swings, the market continues to recognize the quality of the Company’s management, exemplified by strong growth, service quality and the constant generation of healthy results.

Quarterly Data ¹				1Q10 vs. 4Q09	1Q10 vs. 1Q09
Share Performance	1Q10	4Q09	1Q09	Δ%	Δ%
Number of Shares (‘000)	59,771	59,771	59,771	-	-
Market Cap (R$ Million)	1,620	1,538	678	5.3%	138.9%
Price*
CTAX3 (R$)	31.09	26.87	11.50	15.7%	170.3%
CTAX4 (R$)	24.60	25.00	11.25	-1.6%	118.7%
CTXNY (US$)	2.68	2.70	0.91	-0.7%	194.5%
Small Cap Index**	1,150	1,173	482	-2.0%	138.6%
Ibovespa	70,372	68,588	40,926	2.6%	71.9%
Dow Jones	10,857	10,428	7,609	4.1%	42.7%
Avg. Daily Volume of Shares
CTAX3	7,244	7,047	16,472	2.8%	-56.0%
CTAX4	84,461	153,733	58,689	-45.1%	43.9%
CTXNY	105,025	27,295	21,761	284.8%	378.9%
Avg. Daily Financial Volume
CTAX3 (R$)	205,361	134,548	191,594	52.6%	7.2%
CTAX4 (R$)	2,089,826	1,933,163	618,237	8.1%	238.0%
CTXNY (US$)	291,769	63,053	18,562	362.7%	1,471.9%

¹ Adjusted values as per the reverse split and split that occurred on January 15, 2010.
* End of quarter
** BM&FBovespa’s Small Cap Index
Source: Bloomberg

ATTACHMENTS

1) Income Statement

Quarterly Data				1Q10 vs. 4Q09	1Q10 vs. 1Q09
(R$ Thousands)	1Q10	4Q09	1Q09	Δ%	Δ%
Sales and Services Revenues	600,506	631,560	532,796	-4.9%	12.7%
Deduction from Gross Sales	(43,859)	(46,761)	(39,438)	-6.2%	11.2%
Net Revenue	556,647	584,799	493,358	-4.8%	12.8%
Cost of Goods Sold (COGS)	(473,937)	(445,412)	(427,001)	6.4%	11.0%
Gross Profit	82,710	139,387	66,357	-40.7%	24.6%
Operating Revenue (Expenses)	(47,256)	(50,408)	(42,172)	-6.3%	12.1%
Selling Expenses	(7,487)	(6,565)	(8,677)	14.0%	-13.7%
G&A Expenses	(33,806)	(35,988)	(29,386)	-6.1%	15.0%
Financial Results	54	(3,370)	(2,107)	-101.6%	-102.6%
Financial Revenues	6,095	6,067	8,278	0.5%	-26.4%
Financial Expenses	(6,041)	(9,437)	(10,385)	-36.0%	-41.8%
Other Operating Revenues	2,917	6,994	2,568	-58.3%	13.6%
Other Operating Expenses	(8,934)	(11,479)	(4,570)	-22.2%	95.5%
Income before Taxes	35,454	88,979	24,185	-60.2%	46.6%
Income Tax and Social Contribution Provision	(11,460)	(30,437)	(6,593)	-62.3%	73.8%
Deferred Income Taxes	(411)	4,044	(2,540)	-110.2%	-83.8%
Minority Interest	(97)	47	255	n.m.	n.m.
Net Income (Loss)	23,486	62,633	15,307	-62.5%	53.4%
Number of Shares Excluding Treasury (in ‘000) *	59,771	59,096	59,108	1.1%	1.1%
EPS (R$)	0.39	1.06	0.26	-62.9%	51.7%

* For the purposes of better comparability with the 1Q10, the quantities of shares in 4Q09 and 1Q09 were adjusted according to the reverse split and split performed in January 15, 2010.
n.m. not measured

2) Balance Sheet

Balance Sheet (R$ Thousands)
Assets	03/31/10	12/31/09	03/31/09
Total Assets	1,081,776	1,130,899	944,937
Current Assets	520,485	578,322	447,293
Cash and Cash equivalents	345,914	357,853	313,778
Credits (Clients)	139,781	128,486	105,798
Deferred and Recoverable Taxes	16,995	73,333	15,129
Prepaid Expenses	7,528	11,956	4,817
Other Assets	10,267	6,694	7,771
Non-current Assets	561,291	552,577	497,644
Long Term Assets	135,736	119,658	84,945
Judicial Deposits	65,135	53,382	38,529
Cash Investments	27,048	26,590	-
Deferred and Recoverable Taxes	30,179	26,917	27,102
Credits Receivables	11,992	11,425	18,035
Other Assets	1,382	1,344	1,279
Fixed Assets	425,555	432,919	412,699
Plant, Property and Equipment	348,343	352,473	328,162
Intangible Assets	77,212	80,446	84,537
Liabilities	03/31/10	12/31/09	03/31/09
Total Liabilities	1,081,776	1,130,899	944,937
Current Liabilities	488,417	556,180	357,727
Short-term Loans and Financing	63,972	65,188	37,595
Suppliers	59,628	77,033	53,823
Wages and Benefits	216,337	197,818	189,617
Taxes Payable	31,317	92,703	23,587
Dividend Payable	92,183	92,190	51,359
Other	24,980	31,248	1,746
Long-term Liabilities	220,876	230,616	286,672
Long-term Loans and Financing	137,457	153,420	202,144
Provisions	66,438	59,921	66,104
Other	16,981	17,275	18,424
Minority Interest	1,543	1,446	1,824
Shareholders’ Equity	370,940	342,657	298,714
Capital Stock	223,873	223,873	223,873
Capital Reserves	13,751	19,639	9,991
Income Reserves	109,831	109,831	60,627
Shares in Treasury	(1)	(10,686)	-
Accrued Income	23,486	-	4,223

3) Cash Flow

Cash Flow (R$ Thousands)	03/31/2010	03/31/2009
Net Cash – Operating Activities	34,219	16,335
Net Cash from Operating Activities	63,437	53,995
Net Income	23,487	15,307
Depreciation and Amortization	29,104	28,056
Accrued Interest Expenses	4,559	7,637
Monetary Variation (Active) Passive, net	(510)	(1,115)
Contingencies and Other Provisions	5,950	1,449
Instrument Sheet for Share-based Compensation	339	376
Deferred Income Tax and Social Contribution Tax	411	2,540
Participation of Non-controlling Shareholders	97	(255)
Change in Assets and Liabilities	(29,217)	(37,661)
(Increase) / Decrease in Accounts Receivable	(11,294)	(3,663)
(Increase) / Decrease in Prepaid Expenses	4,428	(4,239)
(Increase) / Decrease in Deferred Taxes	52,665	37,900
(Increase) / Decrease in Other Assets	(3,573)	67
Increase / (Decrease) in Payroll and Related Charges	18,519	7,692
Increase / (Decrease) in Suppliers	(17,405)	(23,023)
Increase / (Decrease) in Taxes Payable	(61,631)	(45,333)
Increase / (Decrease) in Other Liabilities	(6,317)	(264)
Interest Paid on Financial Debt	(4,609)	(6,798)
Net Cash – Investing Activities	(33,480)	(54,196)
Non-current Financial Investment	(458)	-
Acquisition of Fixed Assets	(21,783)	(51,488)
Judicial Deposits	(11,282)	(2,711)
Sale of Fixed Assets	43	3
Net Cash – Financial Activities	(12,678)	(4,288)
Short-term Cash Investments	-	-
Long-term Cash Investments	(13,593)	-
Leasing Payments	(3,535)	(4,283)
Dividend Payments	(7)	(5)
Repurchase of Shares	(6,311)	-
Sale of Shares	10,768	-
Increase (Reduction) in Cash and Cash Equivalents	(11,939)	(42,150)
Cash and Cash Equivalents – Beginning of Period	357,853	355,928
Cash and Cash Equivalents – End of Period	345,914	313,778

4) EBITDA Reconciliation

Quarterly Data				1Q10 vs. 4Q09	1Q10 vs. 1Q09
EBITDA Reconciliation (R$ Thousands)	1Q10	4Q09	1Q09	Δ%	Δ%
Net Income	23,486	62,633	15,307	-62.5%	53.4%
(-) Minority Interest	97	(47)	(255)	n.m.	n.m.
(+) Income Tax and Social Contribution	11,871	26,393	9,133	-55.0%	30.0%
Operating Income	35,454	88,979	24,185	-60.2%	46.6%
(-) Financial Expenses (Revenues)	(54)	3,370	2,107	-101.6%	-102.6%
(+) Depreciation and Amortization	29,104	28,324	28,056	2.8%	3.7%
(-) Non-operating Expenses (Revenues)	-	690	-	n.m.	n.m.
EBITDA	64,504	121,363	54,348	-46.9%	18.7%

n.m. not measured

5) Net Cash Reconciliation

Quarterly Data				1Q10 vs. 4Q09	1Q10 vs. 1Q09
Net Cash Reconciliation (R$ thousands)	1Q10	4Q09	1Q09	Δ%	Δ%
(+) Cash and equivalents	345,914	357,853	313,778	-3.3%	10.2%
(+) Financial Investments	27,048	26,590	-	n.m.	n.m.
(-) Loans & Financing	(201,429)	(218,608)	(239,739)	-7.9%	-16.0%
Net Cash	171,533	165,835	74,039	3.4%	131.7%

n.m. not measured

Disclaimer

The information contained in this document relating to business prospects, estimates of operating and financial results, and the growth prospects of Contax are merely projections and, as such, are based exclusively on Management’s expectations concerning the future of the business. Such forward-looking statements substantially depend on changes in market conditions, the performance of the Brazilian economy and the industry, and international markets and are therefore subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 05, 2010

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.